U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

Re: Notice of disclosure filed in the Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander UK Group Holdings plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on 7 March, 2025. The disclosure can be found under the heading “Shareholder information - Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” in the Annual Report on Form 20-F.

Respectfully submitted,

Santander UK Group Holdings plc
By:         /s/Mike Regnier

Name:         Mike Regnier
Title:         Chief Executive Officer

Santander UK Group Holdings plc. Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom. Registered Number 8700698. Registered in England and Wales. Santander and the flame logo are registered trademarks.